Exhibit 6.6

PALOUSE ADVISORY PARTNERS, LLC

2910 E. 57th Avenue, Suite 5 PMB 309	Spokane, WA 99223	509-939-9770

CONSULTING SERVICES AGREEMENT

This letter formalizes an understanding of services acceptable to you and ZENLABS HOLDINGS INC. (“CLIENT” or “COMPANY” or “ZENLABS”), and the fees associated with the work to be performed by Palouse Advisory Partners, LLC (“Palouse”) personnel. This letter also enumerates the responsibilities of the parties.

The Company desires to engage Palouse to actively assist in the development and expansion of its financial accounting and reporting systems and supporting relationships., and Palouse desires to assist the Company. The scope of services to be provided by Palouse will consist of support and professional services to you and includes specific to this engagement:

The scope of services to be provided by Palouse will consist of support, analytical and professional services to the Executive Management of Zenlabs, which may include:

●	Serving as Chief Financial Officer and Secretary of Zenlabs,
●	Performing typical CFO services required of a publicly-traded company, including preparation and filing of Forms 10-k, 10-Q, 8-K, registration documents and similar filings with the Canadian exchange,
●	Supervising staff of Zenlabs, as available, in financial accounting matters,
●	Assisting management and the Board of Directors as Corporate Secretary of Zenlabs,
●	Advising on, and operation of, effective internal control over financial reporting and safeguarding assets,
●	Advising, identifying and ensuring that Zenlabs complies with the requirements of state, province and federal laws and regulations applicable to its activities.
●	Other professional services as requested by you and/or Zenlab’s Board of Directors.

To accomplish these tasks or any others, CLIENT will have made available to it all financial records and related information in the course of the work. PALOUSE estimates the aforementioned services will be performed on availability of 4 to 5 days per week, either at the CLIENT’s location in San Diego, California or through virtual connection at PALOUSE’s discretion.

TERM

The term of this engagement under this Agreement shall commence on February 1, 2020 (the “Effective Date”) and shall remain in effect for a period of two years (the “Term”); provided that, the Term of this Agreement shall automatically renew for successive one year (1) periods thereafter, unless at least sixty days prior to the applicable termination date, either party gives the other written notice of non-renewal. Indemnification provisions herein shall survive indefinitely after any termination.

COMPENSATION

The fee for this engagement shall be the greater the amounts detailed below or two-thirds (2/3) of the highest paid executive/ independent contractor providing management services to Company.

Year 1 - $120,000 USD, payable in twelve (12) equal monthly increments no later than the 20th day of each month, with the first payment due February 20, 2020.

COMPANY agrees to pay and PALOUSE agrees to accept cash payments from February 20, 2020 through July 20, 2020 in the amount of $6,000 per month with the remaining monthly installment balance of $4,000 to accrue and payable no later than July 31, 2020. Thereafter, monthly installments of $10,000 shall be paid in full no later than the 20th of each month.

Year 2 - $132,000 USD, payable in twelve (12) equal monthly increments of $11,000 USD, no later than the 20th day of each month, with the first payment due February 20, 2021.

Upon execution of this agreement, Company shall issue to PALOUSE and/or assigned 120,000 cashless options for purchase of shares of the Company’s common stock at an exercise price of $0.50 CAD per share, 25% vested at grant date, with 25% vesting every four (4) months thereafter. The options to purchase common shares shall have a term of three (3) years from date of issuance.

The Company may terminate this Agreement at any time prior to the end of its term subject to payment of seventy-five (75%) of the remaining contract balance due for each respective year.

Both parties agree that Kelly J. Stopher will be designated as the Chief Financial Officer of Zenlabs and will sign all SEC documents, filings and communications as such. In relation to appointment as CFO, Mr. Stopher will be issued stock or options for stock commensurate with the appointment of other executive officers of Zenlabs. Mr. Stopher will also be eligible for milestone and bonuses commensurate with other executives and officers of Zenlabs, terms of which shall be established no later than 180 days following execution of this Agreement.

Mr. Stopher will serve as, and have the title of Chief Financial Officer of the Company. Mr. Stopher will report directly to the Board of Directors and for audit purposes the Chairman of the Audit Committee. During the Term, Mr. Stopher shall not directly or indirectly pursue any other business activity in the cannabis industry without the prior written consent of the Company’s board of directors (the “Board”). Mr. Stopher further agrees to travel, at Company’s expense, to whatever extent is reasonably necessary in the conduct of the Company’s business. Except as otherwise specifically provided herein, the duties which may be assigned to Mr. Stopher will be: a) the usual and customary duties of the office of Chief Financial Officer; b) consistent with the provisions of the Company’s Articles of Incorporation, By-laws and applicable law; and c) at the request of the Board and/or CEO, Mr. Stopher will serve as an officer and/or director of the Company’s subsidiaries and other affiliates without additional compensation. Mr. Stopher shall provide recommendations with regard to service providers including but not limited to selection of audit, accounting, technology and legal professionals to the Board whose consent shall not be reasonably withheld.

Palouse’s invoices will be submitted monthly and are due and payable in U.S. dollars on the 20th of each month. Payments under this agreement will occur monthly in the normal course of business arising from the submission of invoices from Palouse. Palouse may suspend performance of services under this engagement if Zenlabs fails to make payment when due. Palouse shall have no liability to Zenlabs for suspension of services for failure to receive payment for services and out-of-pocket expenses as provided herein.

Palouse anticipates the work being performed personally by Kelly J. Stopher, Managing Member. If and when an opportunity presents itself to assign less-complicated or clerical tasks, Palouse will make every effort to assign tasks or portions of the project to appropriately qualified persons or administrative employees of the Company.

Mr. Stopher and his firm will be included in the Director & Officer coverage under Zenlab’s insurance plans.

If circumstances are encountered that affect our ability to proceed according to the plan outlined, such as major scope changes or the loss of key Zenlabs personnel, we will inform you promptly and seek your approval for any changes in scope, timing, or fees that may result from such circumstances.

Palouse agrees to keep confidential the financial, statistical, and personnel data of Zenlabs and any other information that is clearly designated in writing as confidential by Zenlabs. Palouse will instruct its personnel to keep such information confidential by using the same discretion that they would use with similar data that Palouse designates as confidential. If requested by Zenlabs, Palouse will return all confidential data of Zenlabs upon termination of this engagement.

In no event shall Palouse be liable to Zenlabs, or to any third party, whether a claim be in tort, contract, or otherwise: (a) for any amount in excess of the total professional fees paid to Palouse under this engagement letter, (b) for any work performed by or work product produced by Zenlabs personnel in connection with this engagement, or (c) for any consequential, indirect, exemplary, punitive, lost profit, or similar damages, even if Palouse has been apprised of the possibility thereof. In addition, Palouse will have no liability to Zenlabs, or to any third party by reason of any action taken or omitted by us in good faith relating to this engagement.

INDEMNIFICATION

The COMPANY agrees to indemnify and hold PALOUSE harmless, to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursement (and any and all actions, suits, proceedings, and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with PALOUSE providing services to the Company, including, without limitation, any act or omission by PALOUSE in connection with its acceptance of or the performance or nonperformance if its obligations under this Agreement, provided, however, such indemnity shall not apply to the extent that it is found in a final judgement by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of PALOUSE.

These Indemnification Provisions shall unconditionally extend to PALOUSE and Kelly J. Stopher and the respective entities, directors, officers, employees, legal counsel, agents, and controlling persons.

The Company shall be liable for any settlement of any claim against PALOUSE made with its written consent, which shall not be unreasonably withheld. The Company shall not, with the prior written consent of Palouse, settle or compromise any claim, or permit a default or consent to the entry of any judgement in respect thereof, unless such settlement, compromise, or consent includes, as an unconditional term thereof, the giving by the claimant to PALOUSE of an unconditional and irrevocable release from all liability in respect of such claim.

Neither termination nor completion of the engagement of PALOUSE referred to above shall affect these Indemnification Provisions which shall remain operative and in full force and effect.

GOVERNING LAW AND JURISDICTION

The validity and interpretation of this Agreement shall be governed by and enforced and construed in accordance with the laws of the State of Washington. The parties agree that the exclusive jurisdiction of any claims or controversies arising hereunder shall be brought before the state or federal courts located in Spokane County, Washington.

AUTHORITY

The Company has all requisite corporate power and authority to enter into this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly authorized by all necessary corporate action on the part of the Company and has been duly executed and delivered by the Company and constitutes a legal, valid, and binding agreement of the Company, enforceable in accordance with its terms.

SEVERABILITY

If it is found in final judgement by a court of competent jurisdiction that any term or provision here of is invalid or unenforceable, the remaining terms and provisions hereof shall be unimpaired and shall remain in full force and effect.

If circumstances are encountered that affect our ability to proceed according to the plan outlined, such as major scope changes or the loss of key CLIENT personnel, we will inform you promptly and seek your approval for any changes in scope, timing, or fees that may result from such circumstances.

This engagement letter does not represent an employment agreement; Palouse is an independent contractor in all respects and retains the responsibility to maintain workman’s compensation and unemployment insurances and pay all obligations and taxes on its own personnel. During the period of services, Zenlabs agrees that Palouse will serve as a member of Management and therefore will provide Directors and Officers insurance to protect Palouse against claims arising from its services.

Palouse Advisory Partners, LLC will rely on the timeliness, accuracy and completeness of information and cannot be held responsible in any way for information provided by CLIENT.

This Agreement constitutes the complete and exclusive statement of agreement between Palouse Advisory Partners, LLC and CLIENT, superseding all proposals, oral or written, and all other communications, with respect to the terms of the engagement between the parties.

If this letter defines the arrangements as Zenlabs understands them, please sign and date the enclosed copy of return to us. We appreciate your business.

Sincerely,

Palouse Advisory Partners, LLC

Kelly J. Stopher
Managing Member

Confirmed on behalf of Zenlabs:

Authorized signature

Title

Date

Bank information for payment:

Washington Trust Bank
Spokane, WA
ABA Routing Number: 125100089 Account Number: 1000633188